                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                        INTEGRATED SURGICAL SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   45812Y 10 8
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                February 19, 1998

             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No 45812Y 10 8                                                 Page 2 of 5

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dr. Ramesh C. Trivedi

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                                               PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                             7)   SOLE VOTING POWER

                                        302,047
NUMBER
OF SHARES                    8)   SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH
REPORTING                    9)   SOLE DISPOSITIVE POWER
PERSON WITH
                                        302,047

                            10)  SHARED DISPOSITIVE POWER



11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    302,947

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                [  ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                      5.21%
14)  TYPE OF REPORTING PERSON
      IN

Item  1.   Security and Issuer.

         This Statement relates to shares of common stock, $0.01 par value (the "Common Stock"), of Integrated Surgical Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 829 West Stadium Lane, Sacramento, California 95834.

Item 2.   Identity and Background.

         (a) This Statement is filed on behalf of Dr. Ramesh C. Trivedi (the "Reporting Person").

         (b) The business address of the Reporting Person is c/o Integrated Surgical Systems, Inc., 829 West Stadium Lane, Sacramento, California 95834.

         (c) The principal occupation of the Reporting Person is Chief Executive Officer and President of the Issuer.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Person was granted an option to purchase 316,907 shares of Common Stock at an exercise price of $0.07 per share on February 16, 1996 pursuant to the Company's 1995 Stock Option Plan (the "1995 Plan") in connection with his employment by the Company as Chief Executive Officer and President of the Company. One-third of the shares (105,635 shares) subject to this option vested immediately upon grant on February 16, 1996 and the remainder of the shares (211,272 shares) subject to the option vest monthly thereafter in 36 monthly installments commencing March 16, 1996. No portion of this option has been exercised. As of March 16, 1998, the Reporting Person was deemed to be the beneficial owner of 264,089 shares of Common Stock as a result of the grant of this option.

         The Reporting Person was granted an option to purchase 20,000 shares of Common Stock at an exercise price of $6.13 per share on March 12, 1997 pursuant to the 1995 Plan. One-quarter of the shares (5,000 shares) subject to this option will vest on March 12, 1998 and the remainder of the shares (15,000 shares) will vest in 36 monthly installments thereafter commencing April 12, 1998. No portion of the option has been exercised. As of March 16, 1998, the Reporting Person was deemed to be the beneficial owner of 5,833 shares of Common Stock as a result of the grant of this option.

         On January 13 1998, the Reporting Person purchased 4,000 shares of Common Stock in brokerage transactions effected on The Nasdaq SmallCap Market for a total purchase price of $17,250 (or $4.3125 per share).

         The Reporting Person was granted an option to purchase 100,000 shares of Common Stock at an exercise Price of $4.75 per share on February 19, 1998, pursuant to the Company's 1998 Stock Option Plan (the "1998 Plan"), subject to stockholder approval of the 1998 Plan. One quarter of the shares (25,000 shares) subject to this option vested immediately upon grant on February 19, 1998 and the remainder of the shares (75,000 shares) subject to this option vest monthly thereafter in 48 monthly installments commencing March 19, 1998. No portion of the option has been exercised. As of March 16, 1998, the Reporting Person was deemed to be the beneficial owner of 28,125 shares of Common Stock as a result of the grant of this option.

Item 4.  Purpose of Transaction

         The Reporting Person has acquired, and upon exercise of the options will acquire, shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 302,047 shares of Common Stock, representing approximately 5.21% of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 302,047 shares of Common Stock.

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           N/A

 Item 7.  Material to be Filed as Exhibits.

            N/A



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 17, 1998                        /s/ Dr. Ramesh C. Trivedi
                                         ---------------------------------------
                                                 Dr. Ramesh C. Trivedi